--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from to

                         COMMISSION FILE NUMBER: 1-16625

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606
--------------------------------------------------------------------------------

                  BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report                                                   2

Audited Financial Statements:

   Statement of Net Assets Available for Benefits at December 31, 2002
   and 2001                                                                    3

   Statement of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2002 and 2001                                   4

   Notes to Financial Statements                                               5

Supplemental Schedule (*):

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at
      End of Year), December 31, 2002                                          9

Signature Page                                                                10

Exhibit Index                                                                 11

----------------------

(*) All other schedules are omitted due to absence of conditions which require their inclusion.

INDEPENDENT AUDITORS' REPORT


Bunge North America, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Bunge North America, Inc. Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
St. Louis, Missouri

April 11, 2003

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------



                                                        2002          2001

INVESTMENTS--At fair value:
  Mutual funds                                      $65,026,435    $76,893,266
  Interest in Bunge Limited common shares               901,135          -
                                                    -----------    -----------

           Total investments                         65,927,570     76,893,266
                                                    -----------    -----------

CONTRIBUTIONS RECEIVABLE:
  Participants                                             -           145,041
  Employer Group                                        844,345        461,015
                                                    -----------    -----------

           Total contributions receivable               844,345        606,056
                                                    -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $66,771,915    $77,499,322
                                                    ===========    ===========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                           2002        2001

ADDITIONS TO NET ASSETS:
  Investment income--interest and dividends          $  1,513,288  $ 1,749,034
  Contributions:
    Employer Group                                      1,568,655    1,161,849
    Participant                                         3,827,449    3,562,847
    Rollovers                                             288,446      174,585
                                                    -------------  -----------

          Total                                         7,197,838    6,648,315
                                                    -------------  -----------

DEDUCTIONS FROM NET ASSETS:
  Net depreciation in value of investments             13,728,586   15,135,978
  Participants' withdrawals                             4,194,267    5,356,706
  Expenses                                                  2,392       21,476
                                                    -------------  -----------

          Total                                        17,925,245   20,514,160
                                                     ------------  -----------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS         (10,727,407) (13,865,845)

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year   77,499,322   91,365,167
                                                      -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year        $66,771,915  $77,499,322
                                                      ===========  ===========


See notes to the financial statements.

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge North America, Inc. Profit Sharing Plan (the "Plan"), was established as of January 1, 1971; the Plan has subsequently been amended. Significant accounting policies followed by the Plan are as follows.

     BASIS OF ACCOUNTING--The financial statements of the Plan have been prepared in conformity with the accrual basis of accounting.

     INVESTMENTS--Investments in Bunge Limited common shares and mutual funds are stated at fair value. Investment transactions are accounted for on the trade date. Investment income includes interest and dividends. Interest and dividend income is recorded when earned. Investment income is allocated to participants based on account balances.

     USE OF ESTIMATES--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and during the reported period. Actual results could differ from those estimates.

     The Plan invests in various securities including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.



2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan and is administered by the Profit Sharing Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). Certain employees (the "Committee") have been appointed by the Company's Board of Directors to serve as trustees of the Plan. Effective April 1, 1994, the Plan was amended to qualify under Section 401(k) of the Internal Revenue Code. The following descriptions of Plan terms provide only general information. Participants should refer to the Plan agreement for more complete descriptions of the Plan's provisions. All regular full-time, salaried employees (except non-clerical and non-administrative employees) are immediately eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").



3.   CONTRIBUTIONS AND WITHDRAWALS

     Effective January 1, 2002, participants may contribute up to 50% of their base salary on a pre-tax basis. Participants also have the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2002 could not exceed $11,000. However, if a participant reached age 50 by December 31, 2002 they were able to contribute an additional $1,000 "catch up" contribution to the Plan on a pre-tax basis.

     From April 1, 2001 to December 31, 2001, participants could contribute an amount from 1 to 15% of their base salary on a pre-tax basis. Participants also had the option to contribute on a post-tax basis up to 4% of their base salary. Prior to April 1, 2001, participants were allowed to contribute an amount from 1 to 6% of their base salary on a pre-tax basis. The post-tax contribution options have not changed. The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service discrimination tests. The participants' contributions, plus any earnings thereon, vest immediately.

     Monthly matching contributions are made by the Company and a participating employer (the "Employer Group") at the rate of 25% of employee pre-tax contributions up to a maximum of six percent of eligible salary. In addition, the Employer Group may make an additional annual contribution to the Plan, as determined solely by the Board of Directors of the Company under the terms of the Plan. The Employer Group is not under any obligation to make this additional annual contribution to the Plan.

     Although such matching contributions are credited to individual participants' accounts, they will not be fully vested until a participant is credited with five or more years of continuous service and will be forfeited if participants leave the Employer Group (with less than five years of continuous service) for any reason other than normal or deferred retirement, permanent disability, or death. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.

     Upon entry into the Plan, participants have investment alternatives for investing their contributions. Employer Group matching contributions are initially allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, Employer Group contributions may be allocated by the participant among all investment alternatives.

     Participants may withdraw their post-tax contributions plus earnings and vested Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.

     Following normal retirement, participants must withdraw their entire account balances by lump sum or any other form of payment which is allowed by the Plan.

     Effective April 1, 2001, the Plan was amended to allow participants the option of making qualified, as defined by the Plan document and the Internal Revenue Code ("IRC"), rollover contributions into the Plan.



4.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, participants will become 100 percent vested in their employer contributions.



5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated February 18, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended subsequent to the applicable date of that letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.



6.   RELATED PARTY TRANSACTIONS

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid by the Company.



7.   INVESTMENTS

     The following investments represent five percent or more of net assets available for benefits at December 31, 2002 and 2001:

                                                     2002                2001

        Vanguard Institutional Index Fund         $19,552,713        $26,963,218
        Putnam New Opportunities Fund              15,214,915         23,791,786
        PIMCO Total Return Fund                    14,253,943         11,202,962
        Putnam Money Market Fund                   13,081,587         12,226,042


     The net appreciation (depreciation) in fair value, including realized gains and losses, for each class of investments as presented on the statements of net assets available for benefits for the years ended December 31, 2002 and 2001 is as follows:

                                                         2002           2001

        Mutual funds                                $(13,834,961)  $(11,105,573)
        Common or collective trust fund                    -         (4,030,405)
        Bunge Limited common shares (1)                  106,375          -
                                                    ------------   ------------

        Net depreciation in value of investments    $(13,728,586)  $(15,135,978)
                                                    ============   ============

      (1) Beginning in January 2002, the Plan allowed for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. At December 31, 2002, the Plan held 37,454 shares of Bunge Limited. During 2002, the Plan recorded dividend income of $8,100 and net appreciation in fair value of $106,375 from Bunge Limited common shares.


8.   DISCRETIONARY CONTRIBUTION

     As discussed in Note 3, the Company has the option to make an additional contribution to the Plan. In February 2003, the Company approved an additional discretionary contribution for the 2002 Plan year of 30% of the contributions of each participant up to 6% of their pre-tax salary. This additional contribution results in the Company matching 55% of the participant's contributions, up to 6% of the participant's pre-tax salary, made in 2002. The discretionary contribution of $844,345 has been recorded as an employer group contribution receivable by the Plan. A discretionary contribution of $432,151 was made for the 2001 plan year.



9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for 2001:

                                                                                             2001
        Net assets available for benefits per the financial statements                     $77,499,322
        Less:
          Participant contribution receivable at December 31, 2001                             145,041
          Employer Group contribution receivable at December 31, 2001                          461,015
                                                                                           -----------

        Net assets available for benefits per the Form 5500                                $76,893,266
                                                                                           ===========

     The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                                                2002           2001
        Employer Group contributions per the financial statements            $1,568,655     $1,161,849
        Less:  Employer Group contribution receivable at December 31, 2001       -             461,015
        Plus:  Employer Group contribution receivable at December 31, 2001      461,015          -
                                                                             ----------     ----------

        Employer Group contributions per the Form 5500                       $2,029,670     $  700,834
                                                                             ==========     ==========

        Participant contributions per the financial statements               $3,827,449     $3,562,847
        Less:  Participant contribution receivable at December 31, 2001         -              145,041
        Plus:  Participant contribution receivable at December 31, 2001         145,041          -
                                                                             ----------     ----------

        Participant contributions per the Form 5500                          $3,972,490     $3,417,806
                                                                             ==========     ==========

BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                                     NUMBER            MARKET
DESCRIPTION                                        OF SHARES           VALUE

INTEREST IN MUTUAL FUNDS:
  Equity Growth Funds:
    Putnam New Opportunities Fund                    535,171        $15,214,915
    Putnam Investors Fund                            137,215          1,207,496
    Legg Mason Value Fund                             34,818          1,502,062
    American Funds New Perspective Fund                3,798             68,523
    Oppenheimer Capital Appreciation Fund              1,797             53,749
    Wellington Trust Co. CIF US Core Equity           15,191             91,447

  S&P 500 Equity Fund:
    Vanguard Institutional Index Fund                243,014         19,552,713

  Bond Fund:
    PIMCO Total Return Fund                        1,335,890         14,253,943

  Money Market Fund:
    Putnam Money Market Fund                      13,081,587         13,081,587
                                                                   ------------

           Total interest in mutual funds                            65,026,435

*INTEREST IN COMMON SHARES--Bunge Limited
                                                      37,454            901,135
                                                                 --------------

           Total investments                                        $65,927,570
                                                                    ===========


* Party-in-Interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Bunge North America, Inc. Profit Sharing Plan have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   BUNGE NORTH AMERICA, INC. PROFIT SHARING PLAN

Date: June 30, 2003                   By: /s/ Michael M. Scharf
                                          ------------------------------
                                      Name: Michael M. Scharf
                                      Title: Plan Trustee

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER             DESCRIPTION OF DOCUMENT
     -------            -----------------------

      23.1              Independent Auditors' Consent

      99.1 Certification Pursuant to 18 U.S.C. Section 1350, As Adopted By Section 906 of the Sarbanes-Oxley Act of 2002